August 6, 2015

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Hillary Daniels

Re:	eWellness Healthcare Corporation
Amendment No. 1 Registration Statement on Form S-1
Filed July 15, 2015
File No. 333-204465

Dear Ms. Daniels:

On behalf of eWellness Healthcare Corporation (the “Company”), we hereby respond to the letter dated July 23, 2015 that we received from your office in respect of the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on July 15, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed the comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to Ms. Daniels’ comments will be made in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General

1.	We note that there is currently no public market for your common stock and that you are in the process of applying to have your common stock quoted on the OTC Bulletin Board. Please revise the cover page of your prospectus to provide that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

In response to your comment, we revised the cover page to provide that the selling shareholders will sell at a fixed price until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

2.	We note your response to comment 1 and we partially reissue the comment. Please further describe the nature of your relationship to the consultant who is a selling shareholder as well as the services rendered for which shares were received. In light of the facts, the transaction appears to be an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise or provide a detailed analysis as to why you do not believe this transaction is an indirect primary offering.

The only person who is both a selling shareholder and a consultant to the Company is Rodney Schoemann (“Schoemann”). As disclosed in the S-1, Schoemann participated in the direct public offering of 1,000,000 shares of our common stock, which we initially conducted pursuant to Rule 419 of the Securities Act (the “419 Transaction”) for which we filed a Registration Statement on Form S-1 (File No. 333-181440) that was declared effective by the SEC on September 14, 2012 (the “419 Registration Statement”); Schoemann received 150,000 shares pursuant to the 419 Transaction – less than 1% of our current issued and outstanding common stock. In April 2014, we entered into a Consulting and Service Agreement (the “Initial Consulting Agreement”) with Schoemann; the Consulting Agreement was amended in January 2015 (together with the Initial Consulting Agreement, the “Schoemann Agreement”). We entered into the Initial Consulting Agreement because of the experience Schoemann has in both the physical fitness and investment industry. To that end, he has assisted us in the quality review and optimization of our PHZIO.COM platform, and also served as one of our initial test patients. He also actively provides us input on our induction office processes, marketing and our white labeling strategies. His efforts have significantly improved our operating strategy and the look, feel and operability of our PHZIO.COM platform. Given his experience growing various businesses, we often seek Schoemann’s advice on certain business strategies and financing plans to achieve our goals. The Initial Consulting Agreement, which is attached hereto as Exhibit A, sets forth additional specific duties for which we retained Schoemann. Schoemann has become a reliable source of advice regarding our product and is interested in the long term success of our Company. It is important to note that Schoemann has never acted as an underwriter – all shares that he received were pursuant to the 419 Transaction or his Consulting Agreement and he is not receiving any consideration for the shares being sold in the Registration Statement or otherwise.

We believe the explanation provided above regarding the nature of the consulting relationship between Schoemann and the Company provides additional support that the transaction is not an indirect primary offering. The shares included in the Registration Statement are not being offered by or on behalf of the Company for its own account, but rather on behalf of each of the listed selling shareholders. As set forth in the Use of Proceeds section of the Registration Statement, the Company will not receive any net proceeds from sales of shares of its common stock being registered for resale by the selling shareholders named in the prospectus.

However, as the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation (“CDI”) 612.09, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” The Company respectfully submits that, upon a proper evaluation of the totality of the factors and circumstances articulated in CDI 612.09, the proposed offering is a valid secondary offering as to which the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company, and consequently all of the shares may be registered under Rule 415(a)(1)(i).

The thirteen selling stockholders purchased their securities at least three months ago, if not seven, but in any event accepting the market risk of their investment from and after the closing of the respective April 2015 or December 2014 closing of the financing. 70% of the securities being registered were acquired as restricted securities in a private placement exempt from registration, with each selling stockholder representing to the Company that its investment was made in the ordinary course of business for its own account and not with a view towards public sale or distribution. The remaining 30% of shares being registered were issued pursuant to the consulting agreement with Schoemann described above and therefore were issuable as early as April 2014 and as late as January 20151. The circumstances under which the selling stockholders acquired their securities support the conclusion that their respective investment decisions were motivated by a long-term investment view of the Company, rather than an intention to distribute the subject securities – specifically, the selling stockholders acknowledged that there was no public market for the shares of common stock underlying the acquired securities and that the Company was not making any assurances that a public market would ever exist for the securities. This illiquidity of the selling stockholders’ investment in the Company is wholly inconsistent with the notion of a distribution on behalf of the Company. The length of time that has elapsed since the securities were originally acquired by the selling stockholders and that will ultimately elapse prior to the shares of common stock first becoming saleable in the public market, and the fact that the selling stockholders were aware as of their respective closing that, for various reasons, they would be unable to quickly exit their positions with respect to the Company’s common stock, support the conclusion that the offering pursuant to the Registration Statement is a secondary offering.

Neither the notes nor warrants provide for resets of the conversion price or exercise price, respectively, due to changes in the market price of the Company’s common stock, and the warrants are subject to a 4.99% blocker provision. As to relationships between the selling stockholders and the issuer, prior to the financing, (i) ten of the selling stockholders had no prior relationships with the Company, ii) two of the selling stockholders are business acquaintances of the Company’s board Chairman - the Company maintains a Marketing and Investment Agreement with one such selling stockholder; the other is affiliated with Summit Capital USA, Inc., which owns about 7% of our common stock and is controlled by the Company’s former CEO – Summit received shares pursuant to the share exchange with eWellness Corporation; and (iii) only one of the selling stockholders – Schoemann – had previously held shares of the Company’s common stock, as described above. To the Company’s knowledge, the selling stockholders are not in the business of underwriting securities, nor are any of them broker-dealers or affiliates of broker dealers. We believe that the totality of the facts and circumstances clearly indicate that the offering is appropriately characterized as a secondary offering.

1 Due to administrative oversight, the physical certificates were not issued until later, but the shares were issuable as of the dates noted and deemed outstanding as of such time.

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling security holders in a secondary offering. In the event that the offering is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis and the selling stockholders would be unable to sell their securities at prevailing market prices, (ii) the selling stockholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liabilities under Section 11 of the Securities Act, and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the selling stockholders to effect resales of their securities. In this regard, and as noted by the Staff in CDI 612.09 which is discussed in the next paragraph, the Staff’s interpretation of Rule 415 can have a significant impact on the ability of smaller public companies such as the Company to raise capital and on the ability of a selling stockholder to effect resales of its securities.

With regard to the Staff’s comment, we note that CDI 612.09 indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. As indicated in the Registration Statement, in this case the Company will not receive any proceeds from the resale of shares pursuant to the Registration Statement; instead, the selling stockholders will receive all proceeds received from any resales by them2. As CDI 612.09 indicates, the question is a “difficult factual one” involving an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,

2.	the circumstances under which they received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities, and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

2 This is other than the exercise price payable to the Company upon a cash exercise of the warrants; all proceeds from the sale of the common stock underlying the warrants shall go directly to the selling shareholder.

Accordingly, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CDI 612.09. These relevant factors are discussed above in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, we respectfully believe that the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the shares is permissible under Rule 415(a)(1)(i). We believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the shares relates to a valid secondary offering, and the selling stockholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the shares covered by the Registration Statement.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (917) 512-0828, or at my email address, ltabuman@htflawyers.com.

Very truly yours,

HUNTER TAUBMAN FISCHER, LLC

/s/ Louis Taubman
Louis Taubman

Cc: Pamela Howell, SEC

Darwin Fogt, CEO eWellness Healthcare Corporation

Exhibit A

CONSULTING AND SERVICE AGREEMENT

THIS CONSULTING AND SERVICE AGREEMENT (this “Agreement”), made this 21st day of April, 2014, by and between eWellness Corporation, a Nevada Corporation (the “Company”), and Rodney R. Schoemann (the “Consultant”).

WHEREAS, the Consultant has certain expertise in investment and business matters which may be beneficial to the Company in the conduct of its business; and

WHEREAS, the Company desires to retain Consultant as a consultant and advisor to it in connection with certain investment and business matters and the Consultant desires to be so retained and to enter into such an agreement with the Company. Specifically, the Company wishes to retain the Consultant on a best efforts basis to focus on assisting the Company in gaining government endorsement and Medicaid/Medicare reimbursement of its Distance Monitored Physical Therapy (“DMpt”) program in the state of Louisiana. As a state resident, the Consultant’s activities would be focused on leading lobbying efforts to various state government officials and the Department of Health and Hospitals in order to attempt to gain government endorsement and Medicaid/Medicare reimbursement of our DMpt program by the state of Louisiana. The Company’s management team will support the Consultants activities.

It should be noted that there are approximately 4.6 million people living in Louisiana with over 10 percent of the population having diabetes, with an annual cost of diabetes care in Louisiana is over $2.4 billion per year. Obesity remains high at 34.7 percent of the adult population, with more than 1.2 million obese adults in Louisiana. Also, over 1.0 million adults are physically inactive. Louisiana's death rate from diabetes (32.5 per 100) the highest in the U.S.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained and the consideration to be paid hereunder, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals are True. The above recitals are true and correct and incorporated herein.

2. Consulting Services. The Company agrees to retain the Consultant and the Consultant agrees to be retained by the Company on an as-needed basis from date hereof as a consultant and advisor to the Company in connection with certain investment and business matters.

3. Devotion of Time to Consulting Services. The Consultant shall devote such time to rendering consulting services as is reasonably requested from time to time by the Company. The services to be rendered by the Consultant to the Company hereunder may be rendered in person or by letter, telephone or other means of communication as shall be appropriate under the circumstances. The Consultant shall not be required to observe any fixed schedule of attendance at the principal place of business of the Company, or any other person or entity for the rendering of such services.

4. Consideration for Services: As compensation for the Consultant’s services to be performed hereunder, the Company shall issue to the Consultant and the Consultant shall accept from the Company Four Hundred Thousand (400,000) shares of common stock, par value $0.001 per share (the “Common Stock”). Such Common Stock shall be issued to the Consultant within one week of being released by an officer of Dignyte, Inc. related to the Company’s merger with Dignyte, Inc., and upon such issuance, shall be validly issued, fully-paid and non-assessable. The Company's Common Stock is not currently publically traded, and has an illiquid market. There are substantial risks, such as: operational costs and volatility of sales prices; needs for additional capital; no operating history; dependence on third party equipment and services to operate business; economic, legal, and business conditions in the our industry; dependence on key personnel; the closely-held nature of our securities; if in future are public there is a limited public market for our common stock, and potential dilutive impact of future issuances of our Common Stock. All of these risk factors and more, considerably affect the value of the Common Stock, par value $0.001 per share, of the Company today.

5. Representations of the Company. The Company represents and warrants to Consultant as of the date hereof as follows:

(a) Organization and Existence. The Company is a Corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. The Company has all corporate powers and all authorizations, consents and approvals required to carry on its business as now conducted.

(b) Corporate Authorization. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company.

(c) Governmental Authorization; Consents. The performance by the Company of this Agreement requires no action by or in respect of, or filing with, any agency or authority. No approval, waiver or other action by any person or entity under any agreement, lease, or other document to which the Company is a party or by which it is bound is required for the execution and performance of this Agreement by the Company or the consummation of the transactions contemplated hereby.

(d) Non-Contravention. The performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene or conflict with the Articles of Incorporation, or any agreements of the Company, (ii) conflict with or constitute a violation of any law, regulation, judgment, order or decree binding upon or applicable to the Company; or (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or to a loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument applicable to the Company.

(e) Common Stock. The Common Stock to be issued pursuant to this Agreement, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable.

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6. Status as Independent Contractor. The parties agree that the Consultant’s relationship with the Company is that of independent contractor, and nothing in this Agreement shall be deemed to create an employer-employee relationship between the parties. As such, Consultant will not be entitled to any compensation other than as agreed upon herein.

7. Term of Agreement. The effective date of this Agreement shall be the date hereof, and it shall remain effective for Twenty-Four (24) months, and continue in force and effect until the earlier of (i) the passing of Twenty-Four (24) months from the date hereof, or (ii) upon written notice by the Company to the Consultant. Termination of this Agreement pursuant to this Section 7 shall in no way terminate the obligation of the Company to pay to the Consultant the entire Four Hundred Thousand (400,000) shares of Common Stock, as described under Section 4 hereof prior to any such termination.

8. Expense Reimbursement: The Consultant shall be entitled to receive cash reimbursement, and the Company shall provide cash reimbursement, of all cash expenses paid by the Consultant on behalf of the Company in performance of its own duties hereunder, such expenses shall include, without limitation, expenses for communications, deliveries and travel, etc. with all such expenses to be made in accordance with the written guidelines of the Company, as from time to time promulgated and noticed to the Consultant. It being expressly understood that the Consultant shall not incur any such expenses without the prior express written consent of the Company.

9. Severability. The parties hereto intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. Accordingly, should a court of competent jurisdiction determine that the scope of any provision is too broad to be enforced as written, the parties intend that the court should reform the provision to such narrower scope as it determines to be enforceable. If, however, any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance, except to the extent such remaining provisions constitute obligations of another party to this Agreement corresponding to the unenforceable provision.

10. Notices. Any and all notices, demands, requests, designations, consents, offers, acceptances or any other communications that may be or are required to be given, served or sent by any party to another party pursuant to this Agreement shall be in writing and shall be mailed by certified mail, return receipt requested, or by verifiable overnight delivery postage prepaid, or transmitted by hand delivery (against a signed receipt) or by facsimile with confirmation of receipt addressed as follows or via electronic mail: (a) if to the Consultant at (b) if to the Company at 2360 Corporate Circle, Suite 400, Henderson Nevada 89074-7722, or to such other address which may be designated by the Company to the Consultant.

11. Modification. No change or modification of this Agreement shall be valid unless the same be in writing and signed by the parties hereto, other than modification by a court of law in accordance with Section 9 hereof.

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12. Applicable Law and Binding Effect. This Agreement shall be construed and regulated under and by the laws of the State of Nevada and shall inure to the benefit of and be binding upon the parties hereto and their heirs, personal representatives, successors and assigns.

13. Waiver or Breach. It is agreed that a waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

14. Entire Agreement and Binding Effect. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and, except as otherwise specifically provided herein, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement supersedes and preempts any prior understandings, agreements or representations between the parties, written or oral, which may have been related to the subject matter hereof in any way.

15. Assignment. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by either party hereto without the prior express written consent of the other party.

16. Further Assurances. The parties agree to execute and deliver all such further instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement.

17. Headings. The section headings appearing in this Agreement are for purposes of easy reference and shall not be considered a part of this Agreement or in any way modify, amend or affect its provisions.

18. Counterparts. This Agreement may be executed in any number of counterparts and no counterpart need contain all signatures, but all of the counterparts together shall constitute one instrument. This Agreement may be executed by facsimile signature which shall be valid for all purposes.

19. Attorneys’ Fees and Costs. In the event of any litigation, arbitration or proceeding or other dispute arising as a result of this Agreement, the prevailing party shall be entitled, in addition to any other damages assessed, to its reasonable attorneys’ fees and all other costs and expenses incurred in connection with settling or resolving such dispute.

20. Indemnification of Consultant by the Company. The Company shall indemnify and hold harmless the Consultant from and against any and all liabilities and damages in connection with the Company’s ownership and operation and, without limiting the foregoing, shall pay all of the Consultant’s legal fees and expenses.

21. Fees and Expenses. Except as otherwise provided for herein, fees and expenses, if any, incurred in the preparation of legal opinion(s) that may be required for the shares as referenced above in Section 4, pursuant to Rule 144 as promulgated under the Securities Act of 1933, and any other related fees or expenses of such shall be the obligation of the Company.

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IN WITNESS WHEREOF, the undersigned have hereunto caused this Agreement to be executed the day and year first above written.

eWellness Corporation, a Nevada Corporation:

By:
Name:	Darwin Fogt
Its:	Chief Executive Officer

Rodney R. Schoemann:

By:
Name:	Rodney R. Schoemann

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market for our common stock, and potential dilutive impact of future issuances of our Common Stock. All of these risk factors and more, considerably affect the value of the Common Stock of the Company today. In addition to the shares of Common Stock herein above, and as further compensation for the Consultant's services to be performed hereunder, and for extending this Agreement the Company will issue to the Consultant and the Consultant shall accept from the Company an additional Four Hundred Thousand three-year callable common stock purchase warrants at a strike price of $0.35 per share (the "Common Stock Purchase Warrants"). The Common Stock Purchase Warrants are callable by the Company if the Company's common stock trades over $1.50 per share for at least 22 consecutive trading days. Such Common Stock Purchase Warrant shall be issued to the Consultant within Thirty days of the date of this Agreement. If the Company files a registration statement under the Securities Act, the Company agrees to include all such Common Stock and Common Stock Purchase Warrants herein above in such registration statement. In addition, for extending this Agreement, the Company will pay Consultant Ten Thousand Dollars per month for Ten months, with the first Nine payments on the first of each and every month for Nine consecutive months starting February 1, 2015, and the final Tenth payment being paid on October 20, 2015.

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